Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-151397-02

Addendum to the accompanying Prospectus dated December 1, 2008 of JPMorgan Chase & Co. and Prospectus dated August 16, 2006, Prospectus Supplement dated August 16, 2006 and Pricing Supplement dated December 14, 2007 of The Bear Stearns Companies Inc.

JPMORGAN CHASE & CO.

BearLinx[SM] ETN

This addendum supplements the accompanying prospectus dated December 1, 2008 of JPMorgan Chase & Co. and prospectus dated August 16, 2006, prospectus supplement dated August 16, 2006 and pricing supplement dated December 14, 2007 of The Bear Stearns Companies Inc. relating to the BearLinx[SM] Alerian MLP Select Index ETN, which we refer to as the Notes, that were originally issued by The Bear Stearns Companies Inc. On July 31, 2008, JPMorgan Chase & Co. assumed The Bear Stearns Companies Inc.'s liabilities and obligations as issuer of the Notes. The Notes are currently listed on the NYSE Arca, Inc. under the ticker "BSR."

Affiliates of JPMorgan Chase & Co., including J.P. Morgan Securities Inc., may use this addendum and the accompanying prospectuses, prospectus supplement and pricing supplement in connection with offers and sales in the secondary market of the Notes. These affiliates may act as principal or agent in those transactions. Secondary market sales made by them will be made at prices related to prevailing market prices at the time of sale. The Notes were originally offered pursuant to the accompanying prospectus dated August 16, 2006, prospectus supplement dated August 16, 2006 and pricing supplement dated December 14, 2007 of The Bear Stearns Companies Inc.

On March 11, 2009, an affiliate of Alerian Capital Management LLC, which we refer to Alerian, in consultation with Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as the Sponsor, advised us that the Alerian MLP Select Index, to which the Notes are linked, will no longer be published effective after May 15, 2009, which we refer to as the Succession Date. Pursuant to the terms of the Notes, J.P. Morgan Securities Inc. (as successor to Bear, Stearns & Co. Inc.), as calculation agent for the Notes, has determined that the Alerian MLP Index, which is calculated and published by the Sponsor, in consultation with Alerian, is comparable to the Alerian MLP Select Index. Effective on the Succession Date, the Alerian MLP Index will be the Successor Index to the Alerian MLP Select Index under the terms of the Notes. On and after the Succession Date, the Alerian MLP Index will be used as a substitute for the Alerian MLP Select Index for all purposes of the Notes. Additional information relating to the Alerian MLP Index is set forth under "The Alerian MLP Index" in this addendum.

On and after the Succession Date, the Initial VWAP Level will be 338.56923, which is equal to the product of (a) the Initial VWAP Level in effect immediately prior to the Succession Date (which was 388.915) and (b) the quotient of (i) the official closing level of the Alerian MLP Index on the Index Business Day immediately prior to the Succession Date (which was 209.48) *divided* by (ii) the official closing level of the Alerian MLP Select Index on the Index Business Day immediately prior to the Succession Date (which was 240.63).

Please also refer to "Other Amendments to the Accompanying Pricing Supplement" in this addendum for a description of other relevant amendments.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on PS-14 of the accompanying pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this addendum, the accompanying prospectuses, prospectus supplement and pricing supplement. Any representation to the contrary is a criminal offense.

*The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

Addendum dated May 15, 2009.

AMENDMENTS TO THE ACCOMPANYING PRICING SUPPLEMENT

All references to "we," "us" and "our" in this addendum refer to JPMorgan Chase & Co., excluding its consolidated subsidiaries.

In addition to the amendments referred to on the front cover of this addendum, the following amendments are deemed to be made in the accompanying pricing supplement:

(1) All references in the accompanying pricing supplement to (a) "The Bear Stearns Companies Inc.," "we," "us" and "our" are deemed to refer to JPMorgan Chase & Co., excluding its consolidated subsidiaries, (b) "Bear Stearns & Co. Inc." and "Bear Stearns" are deemed to refer to J.P. Morgan Securities Inc., (c) the "Alerian MLP Select Index" and the "Index" are deemed to refer to the Alerian MLP Index and (d) the ticker "AMZS" are deemed to refer to the ticker "AMZ."

(2) The second bullet point under "Summary — Selected Investment Considerations" on page PS-2 of the accompanying pricing supplement is replaced in its entirety by the following:

"● Index Access — The Notes provide an opportunity to invest in a security that tracks the Alerian MLP Index."

(3) The fourth paragraph under "Key Terms — Early Redemption Event" on page PS-7 and the fourth paragraph under "Description of the Notes — Redemption; Defeasance" on page PS-26 of the accompanying pricing supplement are replaced in their entirety by the following:

"We will inform you of the Redemption Amount on the first Business Day following the final Index Business Day in the Final Measurement Period. Upon receipt, you must instruct your custodian at The Depositary Trust Company ("DTC") to book a delivery vs. payment trade with respect to your Notes on such date at a price equal to the Redemption Amount, facing J.P. Morgan Securities Inc., and cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time, on the applicable accelerated Maturity Date."

(4) The information set forth under "Questions and Answers — How has the Index performed historically?" on page PS-11 is replaced in its entirety by the following:

"How has the Index performed historically?

The Index began publishing on June 1, 2006. The Sponsor has calculated over 11 years of historical Index data on both a price and total return basis based upon the Index methodology described herein. We have provided a table that depicts the monthly performance of the Index from January 2002 to April 2009, and a graph depicting the monthly performance of the Index from December 1995 to April 2009, each based on the application of the index methodology described herein. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance is not indicative of how the Index will perform in the future. You should refer to the section "Risk Factors — The hypothetical Index performance does not represent actual performance."

The following table sets forth the month-end closing index levels of the Index for each month in the period from January 2002 through April 2009, but does not include dividend payments made by the constituent members of the Index during this time period. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. The Index began publishing on June 1, 2006. Therefore, all levels provided (in the chart and graph below) prior to June 1, 2006 represent the Sponsor's application of the index methodology, as described above, beginning with the initial selection of the Index components on December 29, 2005, in order to reconstruct historical data consistent with the Sponsor's methodology for the period prior to June 1, 2006. The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will increase relative to its the Initial VWAP Level during the term of the Notes.

Month-End Closing Level of the Index (does not include dividends)

	2002	2003	2004	2005	2006	2007	2008	2009
January	172.99	163.39	209.21	244.26	249.15	294.08	296.54	200.94
February	158.57	164.8	210.63	245.2	245.63	300.63	293.18	190.07
March	170.09	166.89	216.53	235.78	248.08	314.74	274.66	191.26
April	172.25	178.32	196.28	241.29	250.48	332.18	292.96	210.22
May	166.39	183.15	194.68	242.47	252.51	329.34	293.02	N/A
June	153.86	189.79	198.98	252.21	248.27	331.76	278.61	N/A
July	153.77	191.04	204.34	263.51	256.76	326.16	271.27	N/A
August	162.54	191.42	210.01	256.04	261.39	305.25	273.31	N/A
September	155.67	194.47	221.16	259.02	257.72	295.92	226.32	N/A
October	153.78	196.59	218.6	253.25	268.64	313.23	223.43	N/A
November	153.59	203.8	229.18	242.44	278.34	298.87	183.13	N/A
December	158.64	214.26	234.67	237.41	282.93	301.13	176.29	N/A

The following graph illustrates the historical performance of the Index based on the closing level on the last Index Business Day of each month from December 1995 through April 2009. The Index level displayed does not include dividends paid by the constituent members of the Index during this time period.



(5) The information set forth under "Questions and Answers — Can you tell me more about The Bear Stearns Companies Inc.?" on page PS-12 of the accompanying pricing supplement is replaced in its entirely by the following:

“Can you tell me more about JPMorgan Chase & Co.?

We are a leading global financial services firm and one of the largest banking institutions in the United States. We are a leader in investment banking, financial services for consumers and businesses, financial transaction processing and asset management. On July 31, 2008, we assumed The Bear Stearns Companies Inc.’s liabilities and obligations as issuer of the Notes. For more information about us, please refer to the section “JPMorgan Chase & Co.” beginning on page 4 of the accompanying prospectus dated December 1, 2008. You should also read the other documents we file with the SEC and incorporate by reference into that prospectus, which you can find by referring to the section “Where You Can Find More Information About JPMorgan Chase & Co.” on page 2 of that prospectus.”

(6) The information set forth under “Description of the Notes — Trading History” on page PS-30 of the accompanying pricing supplement is replaced in its entirety by the following:

“Trading History

The Notes traded on the New York Stock Exchange from July 20, 2007 to December 28, 2007 and have traded on the NYSE Arca, Inc. since December 31, 2007. The following chart sets forth the closing prices, across all exchanges, for each trading day from July 20, 2007 to May 14, 2009:

2007									
Date	Closing Price	Date	Closing Price	Date	Closing Price	Date	Closing Price	Date	Closing Price
7/20/2007	$38.75	8/24/2007	$35.50	10/1/2007	$33.55	11/5/2007	$35.65	12/11/2007	$34.13
7/23/2007	$38.67	8/27/2007	$35.51	10/2/2007	$33.17	11/6/2007	$35.73	12/12/2007	$34.21
7/24/2007	$38.38	8/28/2007	$35.06	10/3/2007	$33.15	11/7/2007	$35.60	12/13/2007	$33.94
7/25/2007	$38.27	8/29/2007	$35.15	10/4/2007	$33.40	11/8/2007	$35.22	12/14/2007	$33.88
7/26/2007	$37.80	8/30/2007	$35.10	10/5/2007	$34.37	11/9/2007	$35.10	12/17/2007	$33.66
7/27/2007	$37.41	8/31/2007	$35.34	10/8/2007	$34.50	11/12/2007	$35.00	12/18/2007	$33.62
7/30/2007	$37.04	9/4/2007	$35.59	10/9/2007	$34.76	11/13/2007	$34.99	12/19/2007	$33.63
7/31/2007	$37.21	9/5/2007	$35.09	10/10/2007	$35.28	11/14/2007	$34.91	12/20/2007	$33.39
8/1/2007	$36.73	9/6/2007	$34.92	10/11/2007	$35.38	11/15/2007	$34.78	12/21/2007	$33.65
8/2/2007	$36.00	9/7/2007	$34.32	10/12/2007	$35.50	11/16/2007	$34.73	12/24/2007	$34.25
8/3/2007	$35.30	9/10/2007	$34.42	10/15/2007	$35.48	11/19/2007	$34.62	12/26/2007	$34.52
8/6/2007	$34.00	9/11/2007	$34.20	10/16/2007	$35.32	11/20/2007	$34.55	12/27/2007	$34.62
8/7/2007	$35.21	9/12/2007	$34.04	10/17/2007	$35.26	11/21/2007	$34.40	12/28/2007	$34.63
8/8/2007	$35.30	9/13/2007	$34.09	10/18/2007	$35.30	11/23/2007	$34.40	12/31/2007	$34.48
8/9/2007	$34.56	9/14/2007	$34.39	10/19/2007	$35.06	11/26/2007	$34.48		
8/10/2007	$34.25	9/17/2007	$34.26	10/22/2007	$34.88	11/27/2007	$34.36		
8/13/2007	$34.91	9/18/2007	$34.68	10/23/2007	$35.01	11/28/2007	$34.52		
8/14/2007	$34.35	9/19/2007	$35.03	10/24/2007	$35.22	11/29/2007	$34.22		
8/15/2007	$33.91	9/20/2007	$34.86	10/25/2007	$35.32	11/30/2007	$34.75		
8/16/2007	$32.59	9/21/2007	$34.71	10/26/2007	$35.49	12/3/2007	$34.81		
8/17/2007	$34.13	9/24/2007	$34.55	10/29/2007	$35.93	12/4/2007	$34.10		
8/20/2007	$34.01	9/25/2007	$34.25	10/30/2007	$35.84	12/5/2007	$34.10		
8/21/2007	$33.91	9/26/2007	$33.90	10/31/2007	$36.05	12/6/2007	$33.90		
8/22/2007	$34.57	9/27/2007	$33.69	11/1/2007	$35.82	12/7/2007	$34.04		
8/23/2007	$35.20	9/28/2007	$33.70	11/2/2007	$35.80	12/10/2007	$33.99		

Source: Bloomberg. Past performance is not an indication of future performance.

2008									
Date	Closing Price	Date	Closing Price	Date	Closing Price	Date	Closing Price	Date	Closing Price
1/2/2008	$34.60	3/17/2008	$30.47	5/29/2008	$33.92	8/11/2008	$30.50	10/22/2008	$24.47
1/3/2008	$34.84	3/18/2008	$30.93	5/30/2008	$34.17	8/12/2008	$30.47	10/23/2008	$24.31
1/4/2008	$34.63	3/19/2008	$30.55	6/2/2008	$34.29	8/13/2008	$30.76	10/24/2008	$24.17
1/7/2008	$34.40	3/20/2008	$30.17	6/3/2008	$33.97	8/14/2008	$30.88	10/27/2008	$24.00
1/8/2008	$34.59	3/24/2008	$30.69	6/4/2008	$33.43	8/15/2008	$30.71	10/28/2008	$24.02
1/9/2008	$34.40	3/25/2008	$31.12	6/5/2008	$33.64	8/18/2008	$30.77	10/29/2008	$24.57
1/10/2008	$34.32	3/26/2008	$31.52	6/6/2008	$33.49	8/19/2008	$30.86	10/30/2008	$25.80
1/11/2008	$34.24	3/27/2008	$31.50	6/9/2008	$33.35	8/20/2008	$31.02	10/31/2008	$25.74
1/14/2008	$34.29	3/28/2008	$31.15	6/10/2008	$33.04	8/21/2008	$31.38	11/3/2008	$25.74
1/15/2008	$33.98	3/31/2008	$31.48	6/11/2008	$33.01	8/22/2008	$31.32	11/4/2008	$26.24
1/16/2008	$33.91	4/1/2008	$31.90	6/12/2008	$32.72	8/25/2008	$31.00	11/5/2008	$25.57
1/17/2008	$33.62	4/2/2008	$32.09	6/13/2008	$32.88	8/26/2008	$31.25	11/6/2008	$24.39
1/18/2008	$33.12	4/3/2008	$32.52	6/16/2008	$33.16	8/27/2008	$31.51	11/7/2008	$24.74
1/22/2008	$32.69	4/4/2008	$33.02	6/17/2008	$33.41	8/28/2008	$31.66	11/10/2008	$24.53
1/23/2008	$32.17	4/7/2008	$33.16	6/18/2008	$33.00	8/29/2008	$31.80	11/11/2008	$23.84
1/24/2008	$33.12	4/8/2008	$33.26	6/19/2008	$32.70	9/2/2008	$31.64	11/12/2008	$22.54
1/25/2008	$33.29	4/9/2008	$33.00	6/20/2008	$32.53	9/3/2008	$30.69	11/13/2008	$22.70
1/28/2008	$33.42	4/10/2008	$32.70	6/23/2008	$33.20	9/4/2008	$30.29	11/14/2008	$23.04
1/29/2008	$33.63	4/11/2008	$32.45	6/24/2008	$32.90	9/5/2008	$30.00	11/17/2008	$22.10
1/30/2008	$34.03	4/14/2008	$32.54	6/25/2008	$32.71	9/8/2008	$29.71	11/18/2008	$21.85
1/31/2008	$34.38	4/15/2008	$32.65	6/26/2008	$32.36	9/9/2008	$28.66	11/19/2008	$20.43
2/1/2008	$34.45	4/16/2008	$32.89	6/27/2008	$32.06	9/10/2008	$28.71	11/20/2008	$18.11
2/4/2008	$34.81	4/17/2008	$33.03	6/30/2008	$31.97	9/11/2008	$27.98	11/21/2008	$18.00
2/5/2008	$34.62	4/18/2008	$33.36	7/1/2008	$31.90	9/12/2008	$28.56	11/24/2008	$19.93
2/6/2008	$34.23	4/21/2008	$33.54	7/2/2008	$32.01	9/15/2008	$27.05	11/25/2008	$19.91
2/7/2008	$34.31	4/22/2008	$33.43	7/3/2008	$31.49	9/16/2008	$25.90	11/26/2008	$20.79
2/8/2008	$34.43	4/23/2008	$33.50	7/7/2008	$30.94	9/17/2008	$25.33	11/28/2008	$21.12
2/11/2008	$34.65	4/24/2008	$33.29	7/8/2008	$30.34	9/18/2008	$25.00	12/1/2008	$20.12
2/12/2008	$34.64	4/25/2008	$33.49	7/9/2008	$31.04	9/19/2008	$27.63	12/2/2008	$20.00
2/13/2008	$34.44	4/28/2008	$33.69	7/10/2008	$31.04	9/22/2008	$27.70	12/3/2008	$20.45
2/14/2008	$34.36	4/29/2008	$33.71	7/11/2008	$31.43	9/23/2008	$26.59	12/4/2008	$19.87
2/15/2008	$34.04	4/30/2008	$33.66	7/14/2008	$31.13	9/24/2008	$26.56	12/5/2008	$21.48
2/19/2008	$34.26	5/1/2008	$33.71	7/15/2008	$30.50	9/25/2008	$27.09	12/8/2008	$22.50
2/20/2008	$34.31	5/2/2008	$34.14	7/16/2008	$30.20	9/26/2008	$26.69	12/9/2008	$23.25
2/21/2008	$33.95	5/5/2008	$34.14	7/17/2008	$30.18	9/29/2008	$24.84	12/10/2008	$23.47
2/22/2008	$33.95	5/6/2008	$34.60	7/18/2008	$30.08	9/30/2008	$25.91	12/11/2008	$22.42
2/25/2008	$34.44	5/7/2008	$34.54	7/21/2008	$30.60	10/1/2008	$26.07	12/12/2008	$22.50
2/26/2008	$34.52	5/8/2008	$34.48	7/22/2008	$31.08	10/2/2008	$25.17	12/15/2008	$20.28
2/27/2008	$34.14	5/9/2008	$34.29	7/23/2008	$30.82	10/3/2008	$24.75	12/16/2008	$20.77
2/28/2008	$34.44	5/12/2008	$34.59	7/24/2008	$30.45	10/6/2008	$21.94	12/17/2008	$23.34
2/29/2008	$34.16	5/13/2008	$34.47	7/25/2008	$30.25	10/7/2008	$20.18	12/18/2008	$23.11
3/3/2008	$34.18	5/14/2008	$34.50	7/28/2008	$30.50	10/8/2008	$20.08	12/19/2008	$21.50
3/4/2008	$33.48	5/15/2008	$34.37	7/29/2008	$30.72	10/9/2008	$19.17	12/22/2008	$22.00
3/5/2008	$33.50	5/16/2008	$34.55	7/30/2008	$31.42	10/10/2008	$18.50	12/23/2008	$22.26
3/6/2008	$33.29	5/19/2008	$34.80	7/31/2008	$31.38	10/13/2008	$22.42	12/24/2008	$22.31
3/7/2008	$32.92	5/20/2008	$34.98	8/1/2008	$31.28	10/14/2008	$23.81	12/26/2008	$22.39
3/10/2008	$32.29	5/21/2008	$35.03	8/4/2008	$30.49	10/15/2008	$22.30	12/29/2008	$21.86
3/11/2008	$32.60	5/22/2008	$34.60	8/5/2008	$30.29	10/16/2008	$22.88	12/30/2008	$21.08
3/12/2008	$32.38	5/23/2008	$34.33	8/6/2008	$30.49	10/17/2008	$23.70	12/31/2008	$21.78
3/13/2008	$31.90	5/27/2008	$34.01	8/7/2008	$30.32	10/20/2008	$25.28		
3/14/2008	$31.53	5/28/2008	$33.89	8/8/2008	$30.25	10/21/2008	$25.02		

Source: Bloomberg. Past performance is not an indication of future performance.

2009									
Date	Closing Price	Date	Closing Price	Date	Closing Price	Date	Closing Price	Date	Closing Price
1/2/2009	$22.61	2/2/2009	$23.57	3/3/2009	$20.10	3/31/2009	$23.24	4/29/2009	$26.42
1/5/2009	$23.87	2/3/2009	$23.68	3/4/2009	$20.74	4/1/2009	$23.00	4/30/2009	$26.18
1/6/2009	$24.25	2/4/2009	$23.15	3/5/2009	$21.84	4/2/2009	$23.79	5/1/2009	$26.44
1/7/2009	$23.62	2/5/2009	$24.04	3/6/2009	$21.14	4/3/2009	$23.82	5/4/2009	$26.72
1/8/2009	$23.37	2/6/2009	$24.23	3/9/2009	$20.93	4/6/2009	$23.77	5/5/2009	$26.67
1/9/2009	$22.66	2/9/2009	$23.80	3/10/2009	$22.25	4/7/2009	$23.81	5/6/2009	$26.75
1/12/2009	$22.60	2/10/2009	$23.74	3/11/2009	$22.61	4/8/2009	$23.46	5/7/2009	$26.62
1/13/2009	$23.15	2/11/2009	$23.60	3/12/2009	$23.11	4/9/2009	$24.00	5/8/2009	$27.20
1/14/2009	$22.10	2/12/2009	$23.98	3/13/2009	$23.00	4/13/2009	$24.14	5/11/2009	$27.63
1/15/2009	$22.39	2/13/2009	$24.40	3/16/2009	$22.94	4/14/2009	$23.24	5/12/2009	$27.65
1/16/2009	$22.20	2/17/2009	$23.94	3/17/2009	$23.24	4/15/2009	$23.84	5/13/2009	$27.41
1/20/2009	$22.02	2/18/2009	$23.92	3/18/2009	$23.00	4/16/2009	$23.76	5/14/2009	$27.91
1/21/2009	$22.96	2/19/2009	$22.84	3/19/2009	$22.45	4/17/2009	$24.29		
1/22/2009	$22.18	2/20/2009	$22.34	3/20/2009	$22.30	4/20/2009	$24.00		
1/23/2009	$23.55	2/23/2009	$22.14	3/23/2009	$22.85	4/21/2009	$24.69		
1/26/2009	$25.20	2/24/2009	$21.87	3/24/2009	$23.30	4/22/2009	$25.91		
1/27/2009	$23.85	2/25/2009	$22.01	3/25/2009	$24.30	4/23/2009	$26.20		
1/28/2009	$24.84	2/26/2009	$22.08	3/26/2009	$24.01	4/24/2009	$26.00		
1/29/2009	$24.92	2/27/2009	$21.87	3/27/2009	$23.74	4/27/2009	$26.80		
1/30/2009	$24.98	3/2/2009	$20.80	3/30/2009	$23.01	4/28/2009	$26.60		

Source: Bloomberg. Past performance is not an indication of future performance."

(7) The information set forth under "Description of the Index" beginning on page PS-31 of the accompanying pricing supplement is replaced in its entirety by the information set forth under "The Alerian MLP Index" in this addendum.

(8) Appendix I on page PS-46 of the accompanying pricing supplement and Appendix II on page PS-47 of the accompanying pricing supplement is replaced in their entirety by Appendix I and Appendix II to this addendum.

(9) Appendix III on page PS-48 of the accompanying pricing supplement is deleted in its entirety. For the Index Components as of February 20, 2009, please refer to "The Alerian MLP Index — Alerian MLP Index Constituents (as of April 17, 2009)" in this addendum.

THE ALERIAN MLP INDEX

General

On and after the Succession Date, the information set forth below supersedes "Key Terms — Index," "Questions and Answers — What is the Index and who publishes it?" and "Description of the Index" in the accompanying pricing supplement. We have derived all information contained in this addendum regarding the Alerian MLP Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. Such information reflects the policies of and is subject to change by Alerian Capital Management, LLC ("Alerian"), an affiliate of GKD Index Partners, LLC, and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P" or the "Sponsor"). We make no representation or warranty as to the accuracy or completeness of such information. The Alerian MLP Index is calculated, maintained and published by S&P in consultation with Alerian. Neither Alerian nor S&P has any obligation to continue to publish, and may discontinue the publication of, Alerian MLP Index.

The Alerian MLP Index (the "Index") is a price-only index calculated on a real-time basis beginning when the first traded price of any of the index constituents is received by S&P. Prices are delivered to the New York Stock Exchange ("NYSE") every 15 seconds and subsequently published to data vendors under the ticker symbol "AMZ."

The Index measures the composite performance of energy-oriented Master Limited Partnerships, or MLPs, and is calculated and maintained by S&P using a float-adjusted, market capitalization-weighted methodology in consultation with Alerian for application to the MLP asset class. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. The Index began publishing on June 1, 2006. In addition, S&P has calculated over 11 years of hypothetical historical index data based upon the application of the Index methodology described herein. Alerian publishes relevant constituent data points, such as total market capitalization and dividend yield, on a daily basis. MLPs are added or removed by Alerian based on the methodology described below. As of May 14, 2009, of the 50 MLPs included in the Index, shares of 37 MLPs are traded on the New York Stock Exchange, shares of 12 MLPs are traded on The NASDAQ Stock Market and shares of one MLP are traded on the NYSE Amex US LLC (formerly the American Stock Exchange LLC). Alerian will announce changes to the Index on Alerian's publicly available website at www.alerian.com. Information contained in the Alerian website is not incorporated by reference in, and should not be considered a part of, this addendum. We make no representation or warranty as to the accuracy or completeness of information contained on the website of Alerian.

Construction of the Index

All of the following requirements must be met in order for a company to be eligible for inclusion in Alerian MLP Index:

- The constituent security must be US-based. Several factors are used in determining a company's nationality, including, but not limited to, registration location, accounting principles used for financial reporting, and location of headquarters.

- The constituent security must be a "reported security" as defined in Rule 11Aa3-1 under the Exchange Act, and its common stock listed on the New York Stock Exchange (the "NYSE"), the NYSE Amex US LLC, or National Association of Securities Dealers Automated Quotations System ("NASDAQ").

- The constituent security must be a publicly traded partnership or limited liability company exempt from corporate taxation as a result of the 1986 Tax Reform Act, and engaged in the transportation, storage, processing, or production of energy commodities.

- The constituent security must represent either the limited or general partner interests, or both, of a partnership that is an operating company, or common units of a limited liability company that is an operating company. Closed-end funds, exchange-traded funds (ETFs), investment vehicles, and royalty or income trusts are not eligible for inclusion.

The Alerian MLP Index has been created to provide a comprehensive benchmark for the historical performance of the energy master limited partnership sector. Given the growth of this asset class, the number of Index constituents has reached a critical mass to allow for minimum requirements that maintain the comprehensiveness of the Index while eliminating companies that are not appropriate for index inclusion. New constituents of the Alerian MLP Index, in addition to the index requirements listed above, will also be subject to the following conditions:

- *Market capitalization.* Each constituent security must have a market capitalization of at least $500 million. This minimum requirement is reviewed from time to time to ensure consistency with market conditions.

- *Adequate individual trading liquidity.* Each constituent security must maintain a ratio of annual dollar value traded to market capitalization of 0.30 or greater. Trading volume of each component security is required to have been in excess of 500,000 units per month for each of the last six months.

- *Public float.* Each constituent security must have a public float of at least 50% of the total outstanding units.

- *Financial viability.* Each constituent security must maintain trailing twelve months distributable cash flow that exceeds cash distributions paid to unitholders, where distributable cash flow is defined as GAAP net income excluding discontinued operations and extraordinary items, plus non-cash charges such as depreciation and amortization, and minus maintenance capital expenditures.

Continued index membership is not necessarily subject to these guidelines. Alerian strives to minimize unnecessary turnover in index membership, and each removal is determined on a case-by-case basis.

Float Adjustment

Constituents of the Alerian MLP Index are float-adjusted to reflect the number of units available to investors according to S&P's proprietary methodology. The float adjustment for the index is effective as of the December 2005 rebalancing.

The float-adjusted number of units for each stock is determined by assigning each stock an availability factor. That factor represents the percentage of units deemed available (*i.e.*, tradable) on the open market, and is developed by excluding certain types of holdings. Units may be excluded for three reasons: corporate cross-holdings, private control block holdings, or government holdings. A private control block is considered to be any entity acting alone or in concert that possesses limited partner units in addition to a general partner interest. Subordinated limited partner units and any other holdings not readily available to the public for investment are also excluded.

Calculation of the Index

The Alerian MLP Index is a float-adjusted, market capitalization-weighted index, calculated according to the following basic equations:

$$Index\ Value\ =\ \frac{Combined\ Market\ Value\ of\ Assigned\ Shares\ of\ All\ Components}{Divisor}$$

or $\quad I_{(t)} = \dfrac{\sum\limits_{i=1}^{n} P_{i(t)} \times S_{i(t)}}{D_{(t)}}$

where:

$I_{(t)}$ = Index value at time (t)

$D_{(t)}$ = Divisor at time (t)

n = Number of stocks in the index

t = The time the index is calculated

$P_{i(t)}$ = Price of stock (i) at time (t)

$S_{i(t)}$ = Number of float-adjusted units of stock (i) at time (t)

The initial index divisor is determined using the following equation:

$$D_{(o)} = \frac{\sum\limits_{i=1}^{n} P_{i(o)} \times S_{i(o)}}{I_{(o)}}$$

where:

$I_{(o)}$ = Base index value at base date (December 29, 1995)

D_{o} = Initial divisor at base date

n = Number of stocks in the index

$P_{i(o)}$ = Closing price of stock (i) at base date

$S_{i(o)}$ = Number of float-adjusted units of stock (i) at base date

Changes to the index composition require divisor adjustments in order to retain index continuity before and after specific events. Divisor changes are made according to the following formula:

$$D_{(t+1)} = D_{(t)} \times \frac{\sum\limits_{i=1}^{n} P_{i(t+1)} \times S_{i(t+1)}}{\sum\limits_{i=1}^{n} P_{i(t)} \times S_{i(t)}}$$

where:

$D_{(t+1)}$ = Divisor after changes are made to the index

$P_{i(t+1)}$ = Price of each stock after index changes

$S_{i(t+1)}$ = Number of float-adjusted units of each stock after index changes

$D_{(t)}$ = Divisor before changes are made to the index

$P_{i(t)}$ = Price of each stock prior to index changes

$S_{i(t)}$ = Number of float-adjusted units of each stock prior to index changes

Divisor Changes

Changes to the index composition due to corporate actions or constituent eligibility changes will require index divisor adjustments, as follows:

Constituent change	Adjustment
Constituent Replacement	Add market value of company to be added, subtract market value for company to be removed
Spinoff*	Subtract the following from the price of the parent company: $$\left(\frac{\text{Spinoff unit price}}{\text{Unit exchange ratio}} \right)$$ A determination will then be made for the entity that is spun off as to inclusion in the index.
Rights Offering	Subtract the following from the price of the parent company: $$\left(\frac{\text{Price of rights}}{\text{Rights ratio}} \right)$$

Divisor changes are usually made on the date the corporate action becomes effective.

*Special note on Spinoffs: If a company being spun off is only trading on a "when-issued" basis, the "when-issued" price will be used to adjust the parent company's closing price.

Stock splits and reverse splits do not require index divisor adjustments because the corresponding change to the stock price equally offsets the number of assigned units, therefore not affecting the constituent's weighting in the index.

Index Rebalancing

The market capitalization-weighted Alerian MLP Index is rebalanced quarterly in March, June, September, and December each year. Changes are made after the close on the third Friday of those months, and become effective at the opening on the next trading day. Changes will be announced on Alerian's publicly available website at www.alerian.com.   Information contained in the Alerian website is not incorporated by reference in, and should not be considered a part of, this addendum. We make no representation or warranty as to the accuracy or completeness of information contained on the website of Alerian.

If an event causes a constituent's total units to change by greater than 5% of its total units outstanding (e.g., a constituent completes an equity issuance), the index will follow an interim rebalancing schedule that will account for such unit changes prior to the next quarterly rebalancing. Increases or decreases in a constituent's units of greater than 5% (whether effected by equity issuances or otherwise) are entered into the index on the third Friday of that given month, with the free float adjustment for that constituent recalculated at that time. For changes following the third Friday of that given month, the constituent's units and float adjustment will be amended on the third Friday of the following month. Similar to the quarterly rebalancings, all changes will be made at the close of trading to be effective at the opening on the next trading day. Changes will be announced on Alerian's publicly available website at www.alerian.com. Information contained in the Alerian website is not incorporated by reference in, and should not be considered a part of, this addendum. We make no representation or warranty as to the accuracy or completeness of information contained on the website of Alerian.

Equity offerings. Equity offerings that constitute less than 5% of a constituent's total units outstanding are reflected at the time of the quarterly rebalancing. However, if an offering's greenshoe is exercised before the quarterly rebalancing and its exercise causes the total units outstanding to increase by more than 5% as a result of the total offering, then the change is treated similarly to any change accounting for greater than 5% of a constituent's units outstanding and will be entered at the next third Friday of the month. If a greenshoe exercise does not cause the total offering to be account for more than 5% of the total units outstanding, it is included at the next quarterly rebalancing.

Interim Constituent Changes

Constituent changes may occur during scheduled quarterly or interim rebalancings or between review periods if a specific corporate event makes an existing constituent ineligible. The following events may require a constituent's replacement:

Event	Action
Initial public offering	If an initial public offering occurs for a security that meets the constituent eligibility requirements, the security will be added to the index on its second day of trading. The delayed addition is designed to minimize distortions to the index from the initial day of trading for new public offerings. Further, it is Alerian's intention to maintain a benchmark index that best represents the investible energy MLP universe for a preponderance of investors; we believe that delaying the addition of new offerings by one day best accomplishes this objective.
Merger or acquisition	If a merger or acquisition results in one constituent absorbing another, the resulting company will remain a constituent and the absorbed company will be replaced. If a non-constituent company absorbs a constituent company, the original constituent will be removed and replaced.
Spin-off	If a constituent company splits or spins off a portion of its business to form one or more new companies, the resulting companies will all remain constituents as long as each meets the eligibility requirements.
Bankruptcy	A constituent company will be removed and replaced immediately after bankruptcy filing. Exceptions are made on a case-by-case basis. For example, a security might not be removed immediately when a bankruptcy filing is not a result of operating or financial difficulties.
Delisting	A constituent company will be removed and replaced immediately after being delisted from its primary market.

Interim constituent changes will be announced on Alerian's website publicly available website at www.alerian.com. Information contained in the Alerian website is not incorporated by reference in, and should not be considered a part of, this addendum.

Input Data

S&P uses various quality assurance tools to audit, monitor, and maintain the accuracy of its input data. While every reasonable effort is taken to ensure high standards of data integrity, there is no guarantee against errors.

The index closing price is calculated using the closing prices issued by the primary exchange for each constituent stock in the index. If the primary exchange changes the closing price of a constituent stock, the new price will be used to calculate the index closing price. A final check of closing prices is done between one hour and one and one half hours after the close of markets. This timeframe may be expanded at Standard & Poor's discretion on days where trading volume is unusually large at the close. For example, futures and options expiration dates, and large index rebalancing dates often result in unusually large volume. Only changes received prior to this final check are used in the closing price calculation.

Incorrect index constituent data, corporate action data, or index divisors will be corrected upon detection. If such errors are discovered within five days of occurrence, they will be corrected that same day. If discovered after five days, adjustments will be handled on a case-by-case basis depending on the significance of the error and the feasibility of a correction. Announcements will be made on Alerian's publicly available website prior to the change becoming effective.

Incorrect intraday index tick data will not be corrected. However, incorrect opening and closing values will be corrected as soon as possible after detection.

Alerian MLP Index Constituents (as of April 17, 2009)

Company Name	Ticker	Price	Market Cap	Float Adjust	Weight
Alliance Holdings GP LP	AHGP	$16.39	$981,154,570	$201,849,029	0.32%
AmeriGas Partners LP	APU	$29.98	$1,710,250,712	$957,225,569	1.54%
Alliance Resource Partners LP	ARLP	$31.13	$1,141,257,833	$632,606,209	1.02%
Atlas Energy Resources LLC	ATN	$14.40	$912,689,986	$449,476,815	0.72%
BreitBurn Energy Partners LP	BBEP	$8.77	$462,792,996	$362,997,526	0.58%
Buckeye GP Holdings LP	BGH	$16.93	$479,119,000	$181,526,220	0.29%
Buckeye Partners LP	BPL	$36.05	$1,837,553,073	$1,748,671,546	2.81%
Boardwalk Pipeline Partners LP	BWP	$22.48	$3,996,972,684	$1,040,836,536	1.67%
Copano Energy LLC	CPNO	$15.92	$918,737,803	$789,665,018	1.27%
Duncan Energy Partners LP	DEP	$17.34	$1,000,118,955	$244,801,609	0.39%
Dorchester Minerals LP	DMLP	$17.96	$507,198,141	$438,895,411	0.70%
DCP Midstream Partners LP	DPM	$15.80	$501,384,291	$308,962,017	0.50%
Enbridge Energy Partners LP	EEP	$35.82	$3,593,287,097	$2,098,950,748	3.37%
Enbridge Energy Management LLC	EEQ	$34.17	$521,008,681	$474,920,556	0.76%
Encore Energy Partners LP	ENP	$14.79	$489,217,852	$146,789,569	0.24%
El Paso Pipeline Partners LP	EPB	$18.39	$2,072,430,412	$513,967,693	0.82%
Enterprise Products Partners LP	EPD	$23.23	$10,452,216,101	$6,720,563,421	10.79%
Enterprise GP Holdings LP	EPE	$23.70	$3,298,841,868	$724,366,309	1.16%
Eagle Rock Energy Partners LP	EROC	$5.91	$451,540,010	$227,234,472	0.36%
Energy Transfer Equity LP	ETE	$24.18	$5,389,679,637	$2,748,087,324	4.41%
Energy Transfer Partners LP	ETP	$37.55	$6,290,055,285	$3,844,338,576	6.17%
Ferrellgas Partners LP	FGP	$14.46	$985,855,369	$615,978,435	0.99%
Genesis Energy LP	GEL	$11.82	$466,379,069	$339,359,783	0.54%
Kinder Morgan Energy Partners LP	KMP	$47.16	$9,148,248,985	$7,944,862,215	12.75%
Kinder Morgan Management LLC	KMR	$41.42	$3,310,083,152	$2,828,892,558	4.54%
K-Sea Transportation Partners LP	KSP	$19.21	$302,438,398	$212,524,332	0.34%
Legacy Reserves LP	LGCY	$13.04	$405,209,381	$249,468,095	0.40%
Linn Energy LLC	LINE	$15.88	$1,810,730,752	$1,727,716,369	2.77%
Magellan Midstream Holdings LP	MGG	$19.68	$1,232,884,124	$1,145,454,189	1.84%
Magellan Midstream Partners LP	MMP	$32.47	$2,173,992,451	$2,121,825,061	3.41%
MarkWest Energy Partners LP	MWE	$13.15	$748,154,588	$638,381,373	1.02%
Targa Resources Partners LP	NGLS	$9.86	$455,652,598	$332,320,574	0.53%
Inergy LP	NRGY	$22.29	$1,231,837,302	$1,112,591,191	1.79%
Natural Resource Partners LP	NRP	$23.20	$1,505,474,355	$848,277,045	1.36%
NuStar Energy LP	NS	$48.77	$2,656,040,975	$2,076,620,980	3.33%
NuStar GP Holdings LLC	NSH	$22.29	$948,414,335	$791,211,078	1.27%
ONEOK Partners LP	OKS	$45.57	$4,143,234,106	$2,165,871,405	3.48%
Plains All American Pipeline LP	PAA	$40.67	$5,208,429,782	$4,157,508,626	6.67%
Penn Virginia Resource Partners LP	PVR	$12.50	$647,486,188	$389,297,013	0.62%
Regency Energy Partners LP	RGNC	$13.78	$1,118,896,079	$733,127,043	1.18%
Spectra Energy Partners LP	SEP	$21.52	$1,516,964,276	$241,537,830	0.39%
Suburban Propane Partners LP	SPH	$36.90	$1,210,143,065	$1,142,867,427	1.83%
Sunoco Logistics Partners LP	SXL	$50.30	$1,555,700,180	$919,338,572	1.48%
TC Pipelines LP	TCLP	$31.87	$1,110,863,461	$754,046,632	1.21%
Teekay LNG Partners LP	TGP	$17.23	$833,746,760	$387,687,180	0.62%
Teekay Offshore Partners LP	TOO	$13.09	$394,791,559	$193,283,233	0.31%
TEPPCO Partners LP	TPP	$25.07	$2,624,747,798	$2,149,397,951	3.45%
Western Gas Partners LP	WES	$15.54	$864,482,477	$310,667,956	0.50%
Williams Partners LP	WMZ	$18.03	$605,182,900	$315,305,411	0.51%
Williams Pipeline Partners LP	WPZ	$15.05	$794,300,653	$605,263,946	0.97%

License Agreement

We have entered into a license agreement with GKD Index Partners, LLC ("GKD") providing for the license to us, in exchange for a fee, of the right to use the Index, which is owned by GKD, in connection with certain securities, including the notes.

The license agreement between GKD and us provides that the following language must be set forth in this addendum:

Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of GKD Index Partners, LLC and their use is granted under a license from GKD Index Partners, LLC."

All disclosures contained in this addendum regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Alerian in consultation with GKD. None of us, our affiliates, or the trustee assumes any responsibility for the accuracy or completeness of such information.

APPENDIX I — REDEMPTION NOTICE

To: [etnredemptions@jpmorgan.com]

Subject: ETN Redemption Notice, CUSIP No. 073902835

[BODY OF EMAIL]

Name of holder: [ ]

Number of Notes to be redeemed: [ ]

Applicable Redemption Valuation Date: [day/month/date/year]

Contact Name: [ ]

Telephone #: [ ]

Acknowledgement: I acknowledge that the Notes specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the Notes are satisfied.

APPENDIX II — REDEMPTION CONFIRMATION

Dated: _____

JPMorgan Chase & Co.

Calculation Agent: J.P. Morgan Securities Inc.

Fax: 917-456-3471

Dear Sirs:

The undersigned holder of JPMorgan Chase & Co.'s BearLinx^{SM} Alerian MLP Select Index ETN CUSIP No. 073902835 (the "Notes"), hereby irrevocably elects to exercise, with respect to the number of Notes indicated below, as of the date hereof, the redemption right described in the pricing supplement relating to the Notes (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Notes (specified below) to book a delivery vs. payment trade on the first Business Day following the final Index Business Day in the Final Measurement Period with respect to the number of Notes specified below at a price per Note equal to the Redemption Amount, facing J.P. Morgan Securities Inc. and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the Maturity Date.


Very truly yours,

[NAME OF HOLDER]

_____


Name:
Title:
Telephone:
Fax:
E-mail:

Number of Notes surrendered for redemption: _____
DTC # (and any relevant sub-account): _____
Contact Name:
Telephone:

(You must redeem at least 75,000 Notes at one time in order to exercise your right to redeem your Notes in accordance with the terms set forth in the Pricing Supplement)